As filed with the Securities and Exchange Commission on December 23, 2024
Securities Act Registration No. 333-133691
Investment Company Act Registration No. 811-21897

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933		[X]
Pre-Effective Amendment No.		[ ]
Post-Effective Amendment No.	167	[X]
and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940		[X]
Amendment No.	170	[X]
MANAGER DIRECTED PORTFOLIOS
(Exact Name of Registrant as Specified in Charter)

615 East Michigan Street
Milwaukee, Wisconsin 53202
(Address of Principal Executive Offices) (Zip Code)
(Registrant’s Telephone Number, including Area Code) (201) 708-9796

Scott M. Ostrowski, President Manager Directed Portfolios c/o U.S. Bank Global Fund Services 615 East Michigan Street Milwaukee, WI 53202 (Name and Address of Agent for Service)	Copies to: Ellen Drought, Esq. Godfrey & Kahn, S.C. 833 East Michigan Street, Suite 1800 Milwaukee, Wisconsin 53202 (414) 273-3500

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

Explanatory Note: This Post-Effective Amendment No. 167 to the Registration Statement on Form N-1A (File No. 333-133691) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of re-filing the Consent of Independent Registered Public Accounting Firm (exhibit (j) to Item 28 of this Registration Statement). Accordingly, this Post-Effective Amendment No. 167 does not change the form of any prospectus or statement of additional information included in post-effective amendments previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment 167 shall become effective upon filing with the SEC.

1

MANAGER DIRECTED PORTFOLIOS
PART C

VERT GLOBAL SUSTAINABLE REAL ESTATE ETF

OTHER INFORMATION

Item 28.    Exhibits.

(a)			Declaration of Trust.
	(1)	(i)	Certificate of Trust is incorporated herein by reference to Exhibit (a)(1) of the Registrant’s Registration Statement on Form N-1A as filed on May 1, 2006 (File Nos. 333-133691 and 811-21897).
		(ii)
Certificate of Amendment to Certificate of Trust was previously filed with Registrant’s Post-Effective Amendment No. 24 to its Registration Statement on Form N-1A with the SEC on October 28, 2016 (File Nos. 333-133691 and 811-21897) and is incorporated by reference.

	(2)
Amended and Restated Agreement and Declaration of Trust is incorporated herein by reference to Exhibit (a)(2) to Post-Effective Amendment No. 135 to the Registrant's Registration Statement on Form N-1A, as filed with the SEC on July 28, 2023 (File Nos. 333-133691 and 811-21897).

(b)
Amended and Restated By-laws are incorporated herein by reference to Exhibit (b) to Post-Effective Amendment No. 34 to the Registrant's Registration Statement on Form N‑1A, as filed with the SEC on July 7, 2017 (File Nos. 333-133691 and 811-21897).

(c)			Instruments Defining Rights of Security Holders are incorporated herein by reference to the Amended and Restated Declaration of Trust and the Amended and Restated By-laws.
(d)	(1)
Investment Advisory Agreement dated August 17, 2023 was previously filed with Registrant’s Post-Effective Amendment No. 140 to its Registration Statement on Form N-1A with the SEC on November 9, 2023 (File Nos. 333-133691 and 811-21897), and is incorporated by reference.

	(2)
Investment Sub-Advisory Agreement dated August 17, 2023 was previously filed with Registrant’s Post-Effective Amendment No. 140 to its Registration Statement on Form N-1A with the SEC on November 9, 2023 (File Nos. 333-133691 and 811-21897), and is incorporated by reference.

(e)	(1)
ETF Distribution Agreement between the Trust and Quasar Distributors, LLC was previously filed with Registrant’s Post-Effective Amendment No. 140 to its Registration Statement on Form N-1A with the SEC on November 9, 2023 (File Nos. 333-133691 and 811-21897), and is incorporated by reference.

	(2)
Form of Authorized Participant Agreement for Quasar Distributors, LLC was previously filed with Registrant’s Post-Effective Amendment No. 159 to its Registration Statement on Form N-1A with the SEC on September 10, 2024 (File Nos. 333-133691 and 811-21897), and is incorporated by reference.

(f)			Not applicable.
(g)	(1)
Custody Agreement was previously filed with Registrant’s Post-Effective Amendment No. 24 to its Registration Statement on Form N-1A with the SEC on October 28, 2016 (File Nos. 333-133691 and 811-21897), and is incorporated by reference.

	(2)
Amendment to Custody Agreement dated November 3, 2023 was previously filed with Registrant’s Post-Effective Amendment No. 140 to its Registration Statement on Form N-1A with the SEC on November 9, 2023 (File Nos. 333-133691 and 811-21897), and is incorporated by reference.

(h)			Other Material Contracts.
	(1)
ETF Distribution Services Agreement dated September 11, 2023 was previously filed with Registrant’s Post-Effective Amendment No. 163 to its Registration Statement on Form N-1A with the SEC on October 24, 2024 (File Nos. 333-133691 and 811-21897), and is incorporated by reference.

	(2)	(i)
Fund Administration Servicing Agreement was previously filed with Registrant’s Post-Effective Amendment No. 24 to its Registration Statement on Form N-1A with the SEC on October 28, 2016 (File Nos. 333-133691 and 811-21897), and is incorporated by reference.

(ii)
Amendment to the Fund Administration Servicing Agreement dated November 3, 2023 was previously filed with Registrant’s Post-Effective Amendment No. 140 to its Registration Statement on Form N-1A with the SEC on November 9, 2023 (File Nos. 333-133691 and 811-21897), and is incorporated by reference.

(iii)
Amendment to the Fund Administration Servicing Agreement for the Trust dated May 28, 2024 was previously filed with Registrant’s Post-Effective Amendment No. 151 to its Registration Statement on Form N-1A with the SEC on June 27, 2024 and is incorporated here in reference.

	(3)	(i)
Transfer Agent Servicing Agreement was previously filed with Registrant’s Post-Effective Amendment No. 24 to its Registration Statement on Form N-1A with the SEC on October 28, 2016 (File Nos. 333-133691 and 811-21897), and is incorporated by reference.

(ii)
Amendment to the Transfer Agent Servicing Agreement dated November 3, 2023 was previously filed with Registrant’s Post-Effective Amendment No. 140 to its Registration Statement on Form N-1A with the SEC on November 9, 2023 (File Nos. 333-133691 and 811-21897), and is incorporated by reference.

(iii)
Amendment to the Transfer Agent Servicing Agreement for the Trust dated May 28, 2024 was previously filed with Registrant’s Post-Effective Amendment No. 151 to its Registration Statement on Form N-1A with the SEC on June 27, 2024 and is incorporated here in reference.

	(4)	(i)
Fund Accounting Servicing Agreement was previously filed with Registrant’s Post-Effective Amendment No. 24 to its Registration Statement on Form N-1A with the SEC on October 28, 2016 (File Nos. 333-133691 and 811-21897), and is incorporated by reference.

(ii)
Amendment to Fund Accounting Servicing Agreement dated November 3, 2023 was previously filed with Registrant’s Post-Effective Amendment No. 140 to its Registration Statement on Form N-1A with the SEC on November 9, 2023 (File Nos. 333-133691 and 811-21897), and is incorporated by reference.

(iii)
Amendment to the Fund Accounting Servicing Agreement for the Trust dated May 28, 2024 was previously filed with Registrant’s Post-Effective Amendment No. 151 to its Registration Statement on Form N-1A with the SEC on June 27, 2024 and is incorporated here in reference.

	(5)		Power of Attorney was previously filed with Registrant’s Registration Statement on Form N-14 with the SEC on September 6, 2023 (File Nos. 333-133691 and 811-21897), and is incorporated by reference.
(6)
Operating Expense Limitation Agreement dated August 17, 2023 was previously filed with Registrant’s Post-Effective Amendment No. 140 to its Registration Statement on Form N-1A with the SEC on November 9, 2023 (File Nos. 333-133691 and 811-21897), and is incorporated by reference.

(7)
Securities Lending Agreement dated October 27, 2022 was previously filed with Registrant’s Post-Effective Amendment No. 140 to its Registration Statement on Form N-1A with the SEC on November 9, 2023 (File Nos. 333-133691 and 811-21897), and is incorporated by reference.

(i)
Consent of Counsel was previously filed with Registrant’s Post-Effective Amendment No. 163 to its Registration Statement on Form N-1A with the SEC on October 24, 2024 (File Nos. 333-133691 and 811-21897), and is incorporated by reference.

(j)			Consent of Independent Registered Public Accounting Firm - Filed Herewith.
(k)			Not Applicable.
(l)			Share Purchase Agreement is incorporated herein by reference to Exhibit (l) of the Registrant’s Registration Statement on Form N-1A as filed on October 26, 2007 (File Nos. 333-133691 and 811-21897).
(m)			Rule 12b-1 Plan – Not Applicable.
(n)			Multiple Class Plan Pursuant to Rule 18f-3 – Not Applicable.

(o)		Reserved.
(p)	(1)
Code of Ethics for the Registrant was previously filed with Registrant's Post-Effective Amendment No. 130 to its Registration Statement on Form N-1A with the SEC on January 25, 2023 and is incorporated by reference.

	(2)
Code of Ethics for the Advisor was previously filed with Registrant’s Post-Effective Amendment No. 163 to its Registration Statement on Form N-1A with the SEC on October 24, 2024 (File Nos. 333-133691 and 811-21897), and is incorporated by reference.

	(3)
Code of Ethics for the Sub-Advisor was previously filed with Registrant’s Post-Effective Amendment No. 163 to its Registration Statement on Form N-1A with the SEC on October 24, 2024 (File Nos. 333-133691 and 811-21897), and is incorporated by reference.

	(4)	Code of Ethics for Principal Underwriter - not applicable per Rule 17j-1(c)(3).

Item 29.    Persons Controlled by or Under Common Control with Registrant

No person is directly or indirectly controlled by or under common control with the Registrant.

Item 30.    Indemnification

Article 9 of the Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”) provides for indemnification of the trustees, officers and agents of the Trust, subject to certain limitations. The Declaration of Trust is incorporated herein by reference to Exhibit (a)(2) of Post-Effective Amendment No. 135 to the Registrant's Registration Statement on Form N-1A as filed on July 28, 2023.
The Trust’s trustees and officers are insured under a policy of insurance maintained by the Trust against certain liabilities that might be imposed as a result of actions, suits or proceedings to which they are a party by reason of having been such trustees or officers.
Pursuant to Rule 484 under the Securities Act of 1933, as amended, the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Act”) may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.”

Item 31.    Business and Other Connections of Investment Adviser

Vert Asset Management, LLC (the “Advisor”) serves as the investment adviser to the Vert Global Sustainable Real Estate ETF (the “Fund”). The principal business address of the Advisor is 85 Liberty Ship Way, Suite 201, Sausalito, CA 94965. With respect to the Advisor, the response to this Item is incorporated by reference to the Advisor’s Uniform Application for Investment Adviser Registration (Form ADV) on file with the Securities and Exchange Commission (“SEC”), and dated January 10, 2024. The Form ADV for the Advisor may be obtained, free of charge, at the SEC's website at www.adviserinfo.sec.gov.

    Dimensional Fund Advisors LP (the “Sub-Advisor”) serves as Sub-Advisor to the Fund. The principal address of the Sub-Advisor is 6300 Bee Cave Road, Austin, TX 78746. With respect to the Sub‑Advisor, the response to this Item is incorporated by reference to the Sub-Advisor’s Form ADV on file with the SEC and dated March 28, 2024. The Form ADV for the Sub-Advisor may be obtained free of charge at the SEC’s website at www.adviserinfo.sec.gov.

Item 32.    Principal Underwriter.

(a)    Quasar Distributors, LLC, the Registrant’s principal underwriter, acts as principal underwriter for the following investment companies:

1.Advisor Managed Portfolios
2.Capital Advisors Growth Fund, Series of Advisors Series Trust
3.Chase Growth Fund, Series of Advisors Series Trust
4.Davidson Multi Cap Equity Fund, Series of Advisors Series Trust
5.Edgar Lomax Value Fund, Series of Advisors Series Trust
6.First Sentier American Listed Infrastructure Fund, Series of Advisors Series Trust
7.First Sentier Global Listed Infrastructure Fund, Series of Advisors Series Trust
8.Huber Large Cap Value Fund, Series of Advisors Series Trust
9.Huber Mid Cap Value Fund, Series of Advisors Series Trust
10.Huber Select Large Cap Value Fund, Series of Advisors Series Trust
11.Huber Small Cap Value Fund, Series of Advisors Series Trust
12.Logan Capital Broad Innovative Growth ETF, Series of Advisors Series Trust
13.Medalist Partners MBS Total Return Fund, Series of Advisors Series Trust
14.Medalist Partners Short Duration Fund, Series of Advisors Series Trust
15.O'Shaughnessy Market Leaders Value Fund, Series of Advisors Series Trust
16.PIA BBB Bond Fund, Series of Advisors Series Trust
17.PIA High Yield (MACS) Fund, Series of Advisors Series Trust
18.PIA High Yield Fund, Series of Advisors Series Trust
19.PIA MBS Bond Fund, Series of Advisors Series Trust
20.PIA Short-Term Securities Fund, Series of Advisors Series Trust
21.Poplar Forest Cornerstone Fund, Series of Advisors Series Trust
22.Poplar Forest Partners Fund, Series of Advisors Series Trust
23.Pzena Emerging Markets Value Fund, Series of Advisors Series Trust
24.Pzena International Small Cap Value Fund, Series of Advisors Series Trust
25.Pzena International Value Fund, Series of Advisors Series Trust
26.Pzena Mid Cap Value Fund, Series of Advisors Series Trust
27.Pzena Small Cap Value Fund, Series of Advisors Series Trust
28.Reverb ETF, Series of Advisors Series Trust
29.Scharf Fund, Series of Advisors Series Trust
30.Scharf Global Opportunity Fund, Series of Advisors Series Trust
31.Scharf Multi-Asset Opportunity Fund, Series of Advisors Series Trust
32.Shenkman Capital Floating Rate High Income Fund, Series of Advisors Series Trust
33.Shenkman Capital Short Duration High Income Fund, Series of Advisors Series Trust
34.VegTech Plant-based Innovation & Climate ETF, Series of Advisors Series Trust
35.The Aegis Funds
36.Allied Asset Advisors Funds
37.Angel Oak Funds Trust
38.Angel Oak Strategic Credit Fund
39.Brookfield Infrastructure Income Fund Inc.
40.Brookfield Investment Funds
41.Buffalo Funds
42.DoubleLine Funds Trust
43.EA Series Trust (f/k/a Alpha Architect ETF Trust)
44.Ecofin Tax-Advantaged Social Impact Fund, Inc.

45.AAM Bahl & Gaynor Small/Mid Cap Income Growth ETF, Series of ETF Series Solutions
46.AAM Brentview Dividend Growth ETF, Series of ETF Series Solutions
47.AAM Low Duration Preferred and Income Securities ETF, Series of ETF Series Solutions
48.AAM S&P 500 Emerging Markets High Dividend Value ETF, Series of ETF Series Solutions
49.AAM S&P 500 High Dividend Value ETF, Series of ETF Series Solutions
50.AAM S&P Developed Markets High Dividend Value ETF, Series of ETF Series Solutions
51.AAM Sawgrass U.S. Large Cap Quality Growth ETF, Series of ETF Series Solutions
52.AAM Sawgrass U.S. Small Cap Quality Growth ETF, Series of ETF Series Solutions
53.AAM Transformers ETF, Series of ETF Series Solutions
54.AlphaMark Actively Managed Small Cap ETF, Series of ETF Series Solutions
55.Aptus Collared Investment Opportunity ETF, Series of ETF Series Solutions
56.Aptus Defined Risk ETF, Series of ETF Series Solutions
57.Aptus Drawdown Managed Equity ETF, Series of ETF Series Solutions
58.Aptus Enhanced Yield ETF, Series of ETF Series Solutions
59.Aptus International Enhanced Yield ETF, Series of ETF Series Solutions
60.Aptus Large Cap Enhanced Yield ETF, Series of ETF Series Solutions
61.Bahl & Gaynor Income Growth ETF, Series of ETF Series Solutions
62.Blue Horizon BNE ETF, Series of ETF Series Solutions
63.BTD Capital Fund, Series of ETF Series Solutions
64.Carbon Strategy ETF, Series of ETF Series Solutions
65.ClearShares OCIO ETF, Series of ETF Series Solutions
66.ClearShares Piton Intermediate Fixed Income Fund, Series of ETF Series Solutions
67.ClearShares Ultra-Short Maturity ETF, Series of ETF Series Solutions
68.Distillate International Fundamental Stability & Value ETF, Series of ETF Series Solutions
69.Distillate Small/Mid Cash Flow ETF, Series of ETF Series Solutions
70.Distillate U.S. Fundamental Stability & Value ETF, Series of ETF Series Solutions
71.ETFB Green SRI REITs ETF, Series of ETF Series Solutions
72.Hoya Capital High Dividend Yield ETF, Series of ETF Series Solutions
73.Hoya Capital Housing ETF, Series of ETF Series Solutions
74.LHA Market State Alpha Seeker ETF, Series of ETF Series Solutions
75.LHA Market State Tactical Beta ETF, Series of ETF Series Solutions
76.LHA Market State Tactical Q ETF, Series of ETF Series Solutions
77.LHA Risk-Managed Income ETF, Series of ETF Series Solutions
78.McElhenny Sheffield Managed Risk ETF, Series of ETF Series Solutions
79.Nationwide Nasdaq-100 Risk-Managed Income ETF, Series of ETF Series Solutions
80.NETLease Corporate Real Estate ETF, Series of ETF Series Solutions
81.Opus Small Cap Value ETF, Series of ETF Series Solutions
82.Range Cancer Therapeutics ETF, Series of ETF Series Solutions
83.Roundhill Acquirers Deep Value ETF, Series of ETF Series Solutions
84.The Acquirers Fund, Series of ETF Series Solutions
85.The Brinsmere Fund - Conservative ETF, Series of ETF Series Solutions
86.The Brinsmere Fund - Growth ETF, Series of ETF Series Solutions
87.U.S. Global GO GOLD and Precious Metal Miners ETF, Series of ETF Series Solutions
88.U.S. Global JETS ETF, Series of ETF Series Solutions
89.U.S. Global Sea to Sky Cargo ETF, Series of ETF Series Solutions
90.US Vegan Climate ETF, Series of ETF Series Solutions
91.Vest 10 Year Interest Rate Hedge ETF, Series of ETF Series Solutions
92.Vest 2 Year Interest Rate Hedge ETF, Series of ETF Series Solutions
93.First American Funds Trust
94.FundX Investment Trust

95.The Glenmede Fund, Inc.
96.The GoodHaven Funds Trust
97.Harding, Loevner Funds, Inc.
98.Hennessy Funds Trust
99.Horizon Funds
100.Hotchkis & Wiley Funds
101.Intrepid Capital Management Funds Trust
102.Jacob Funds Inc.
103.The Jensen Quality Growth Fund Inc.
104.Kirr, Marbach Partners Funds, Inc.
105.Leuthold Funds, Inc.
106.Core Alternative ETF, Series of Listed Funds Trust
107.Wahed Dow Jones Islamic World ETF, Series of Listed Funds Trust
108.Wahed FTSE USA Shariah ETF, Series of Listed Funds Trust
109.LKCM Funds
110.LoCorr Investment Trust
111.MainGate Trust
112.ATAC Rotation Fund, Series of Managed Portfolio Series
113.Coho Relative Value Equity Fund, Series of Managed Portfolio Series
114.Coho Relative Value ESG Fund, Series of Managed Portfolio Series
115.Cove Street Capital Small Cap Value Fund, Series of Managed Portfolio Series
116.Ecofin Global Renewables Infrastructure Fund, Series of Managed Portfolio Series
117.Jackson Square Large-Cap Growth Fund, Series of Managed Portfolio Series
118.Jackson Square SMID-Cap Growth Fund, Series of Managed Portfolio Series
119.Kensington Active Advantage Fund, Series of Managed Portfolio Series
120.Kensington Defender Fund, Series of Managed Portfolio Series
121.Kensington Dynamic Growth Fund, Series of Managed Portfolio Series
122.Kensington Hedged Premium Income ETF, Series of Managed Portfolio Series
123.Kensington Managed Income Fund, Series of Managed Portfolio Series
124.LK Balanced Fund, Series of Managed Portfolio Series
125.Muhlenkamp Fund, Series of Managed Portfolio Series
126.Nuance Concentrated Value Fund, Series of Managed Portfolio Series
127.Nuance Mid Cap Value Fund, Series of Managed Portfolio Series
128.Olstein All Cap Value Fund, Series of Managed Portfolio Series
129.Olstein Strategic Opportunities Fund, Series of Managed Portfolio Series
130.Port Street Quality Growth Fund, Series of Managed Portfolio Series
131.Principal Street High Income Municipal Fund, Series of Managed Portfolio Series
132.Principal Street Short Term Municipal Fund, Series of Managed Portfolio Series
133.Reinhart Genesis PMV Fund, Series of Managed Portfolio Series
134.Reinhart International PMV Fund, Series of Managed Portfolio Series
135.Reinhart Mid Cap PMV Fund, Series of Managed Portfolio Series
136.Tortoise Energy Infrastructure and Income Fund, Series of Managed Portfolio Series
137.Tortoise Energy Infrastructure Total Return Fund, Series of Managed Portfolio Series
138.Tortoise Global Water ESG Fund, Series of Managed Portfolio Series
139.Tortoise North American Pipeline Fund, Series of Managed Portfolio Series
140.Tremblant Global ETF, Series of Managed Portfolio Series
141.Greenspring Income Opportunities Fund, Series of Manager Directed Portfolios
142.Hood River International Opportunity Fund, Series of Manager Directed Portfolios
143.Hood River New Opportunities Fund, Series of Manager Directed Portfolios

144.Hood River Small-Cap Growth Fund, Series of Manager Directed Portfolios
145.Mar Vista Strategic Growth Fund, Series of Manager Directed Portfolios
146.SanJac Alpha Core Plus Bond ETF, Series of Manager Directed Portfolios
147.SanJac Alpha Low Duration ETF, Series of Manager Directed Portfolios
148.SWP Growth & Income ETF, Series of Manager Directed Portfolios
149.Vert Global Sustainable Real Estate ETF, Series of Manager Directed Portfolios
150.Mason Capital Fund Trust
151.Matrix Advisors Funds Trust
152.Matrix Advisors Value Fund, Inc.
153.Monetta Trust
154.Nicholas Equity Income Fund, Inc.
155.Nicholas Fund, Inc.
156.Nicholas II, Inc.
157.Nicholas Limited Edition, Inc.
158.Oaktree Diversified Income Fund Inc.
159.Permanent Portfolio Family of Funds
160.Perritt Funds, Inc.
161.Procure ETF Trust II
162.Professionally Managed Portfolios
163.Prospector Funds, Inc.
164.Provident Mutual Funds, Inc.
165.Abbey Capital Futures Strategy Fund, Series of The RBB Fund, Inc.
166.Abbey Capital Multi-Asset Fund, Series of The RBB Fund, Inc.
167.Adara Smaller Companies Fund, Series of The RBB Fund, Inc.
168.Aquarius International Fund, Series of The RBB Fund, Inc.
169.Boston Partners All Cap Value Fund, Series of The RBB Fund, Inc.
170.Boston Partners Emerging Markets Dynamic Equity Fund, Series of The RBB Fund, Inc.
171.Boston Partners Global Equity Fund, Series of The RBB Fund, Inc.
172.Boston Partners Global Long/Short Fund, Series of The RBB Fund, Inc.
173.Boston Partners Global Sustainability Fund, Series of The RBB Fund, Inc.
174.Boston Partners Long/Short Equity Fund, Series of The RBB Fund, Inc.
175.Boston Partners Long/Short Research Fund, Series of The RBB Fund, Inc.
176.Boston Partners Small Cap Value Fund II, Series of The RBB Fund, Inc.
177.Campbell Systematic Macro Fund, Series of The RBB Fund, Inc.
178.F/m 10-Year Investment Grade Corporate Bond ETF, Series of The RBB Fund, Inc.
179.F/m 2-Year Investment Grade Corporate Bond ETF, Series of The RBB Fund, Inc.
180.F/m 3-Year Investment Grade Corporate Bond ETF, Series of The RBB Fund, Inc.
181.F/m Opportunistic Income ETF, Series of The RBB Fund, Inc.
182.Motley Fool 100 Index ETF, Series of The RBB Fund, Inc.
183.Motley Fool Capital Efficiency 100 Index ETF, Series of The RBB Fund, Inc.
184.Motley Fool Global Opportunities ETF, Series of The RBB Fund, Inc.
185.Motley Fool Mid-Cap Growth ETF, Series of The RBB Fund, Inc.
186.Motley Fool Next Index ETF, Series of The RBB Fund, Inc.
187.Motley Fool Small-Cap Growth ETF, Series of The RBB Fund, Inc.
188.Optima Strategic Credit Fund, Series of The RBB Fund, Inc.
189.SGI Dynamic Tactical ETF, Series of The RBB Fund, Inc.
190.SGI Enhanced Core ETF, Series of The RBB Fund, Inc.
191.SGI Enhanced Global Income ETF, Series of The RBB Fund, Inc.
192.SGI Global Equity Fund, Series of The RBB Fund, Inc.

193.SGI Peak Growth Fund, Series of The RBB Fund, Inc.
194.SGI Prudent Growth Fund, Series of The RBB Fund, Inc.
195.SGI Small Cap Core Fund, Series of The RBB Fund, Inc.
196.SGI U.S. Large Cap Core ETF, Series of The RBB Fund, Inc.
197.SGI U.S. Large Cap Equity Fund, Series of The RBB Fund, Inc.
198.SGI U.S. Small Cap Equity Fund, Series of The RBB Fund, Inc.
199.US Treasury 10 Year Note ETF, Series of The RBB Fund, Inc.
200.US Treasury 12 Month Bill ETF, Series of The RBB Fund, Inc.
201.US Treasury 2 Year Note ETF, Series of The RBB Fund, Inc.
202.US Treasury 20 Year Bond ETF, Series of The RBB Fund, Inc.
203.US Treasury 3 Month Bill ETF, Series of The RBB Fund, Inc.
204.US Treasury 3 Year Note ETF, Series of The RBB Fund, Inc.
205.US Treasury 30 Year Bond ETF, Series of The RBB Fund, Inc.
206.US Treasury 5 Year Note ETF, Series of The RBB Fund, Inc.
207.US Treasury 6 Month Bill ETF, Series of The RBB Fund, Inc.
208.US Treasury 7 Year Note ETF, Series of The RBB Fund, Inc.
209.WPG Partners Select Hedged Fund, Series of The RBB Fund, Inc.
210.WPG Partners Select Small Cap Value Fund, Series of The RBB Fund, Inc.
211.WPG Partners Small Cap Value Diversified Fund, Series of The RBB Fund, Inc.
212.The RBB Fund Trust
213.RBC Funds Trust
214.Series Portfolios Trust
215.Thompson IM Funds, Inc.
216.TrimTabs ETF Trust
217.Bright Rock Mid Cap Growth Fund, Series of Trust for Professional Managers
218.Bright Rock Quality Large Cap Fund, Series of Trust for Professional Managers
219.CrossingBridge Low Duration High Yield Fund, Series of Trust for Professional Managers
220.CrossingBridge Responsible Credit Fund, Series of Trust for Professional Managers
221.CrossingBridge Ultra-Short Duration Fund, Series of Trust for Professional Managers
222.RiverPark Strategic Income Fund, Series of Trust for Professional Managers
223.Dearborn Partners Rising Dividend Fund, Series of Trust for Professional Managers
224.Jensen Global Quality Growth Fund, Series of Trust for Professional Managers
225.Jensen Quality MidCap Fund, Series of Trust for Professional Managers
226.Rockefeller Climate Solutions Fund, Series of Trust for Professional Managers
227.Rockefeller US Small Cap Core Fund, Series of Trust for Professional Managers
228.USQ Core Real Estate Fund
229.Wall Street EWM Funds Trust
230.Wisconsin Capital Funds, Inc.

(b)To the best of Registrant’s knowledge, the directors and executive officers of Quasar Distributors, LLC are as follows:

Name	Address	Position with Underwriter	Position with Registrant
Teresa Cowan	Three Canal Plaza, Suite 100, Portland, ME 04101	President/Manager	None
Chris Lanza	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None
Kate Macchia	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None
Susan L. LaFond	Three Canal Plaza, Suite 100, Portland ME 04101	Vice President and Chief Compliance Officer and Treasurer	None
Kelly B. Whetstone	Three Canal Plaza, Suite 100, Portland, ME 04101	Secretary	None
Weston Sommers	Three Canal Plaza, Suite 100, Portland, ME 04101	Financial and Operations Principal and Chief Financial Officer	None

(c)    Not Applicable.

Item 33.    Location of Accounts and Records.

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, are maintained at the following locations:

Records Relating to:	Are located at:

Registrant’s Fund Administrator, Fund Accountant and Transfer Agent	U.S. Bancorp Fund Services, LLC 615 East Michigan Street Milwaukee, Wisconsin 53202
Advisor	Vert Asset Management, LLC 85 Liberty Ship Way Sausalito, California 94969
Registrant’s Custodian	U.S. Bank, National Association 1555 North River Center Drive, Suite 302 Milwaukee, Wisconsin 53212
Sub-Advisor	Dimensional Fund Advisors LP 6300 Bee Cave Road Austin, Texas 78746
Certain organizational documents and minutes	Godfrey & Kahn, S.C. 833 East Michigan Street, Suite 1800 Milwaukee, Wisconsin 53202
Registrant's Distributor	Quasar Distributors, LLC Three Canal Plaza, Suite 100 Portland, Maine 04101

Item 34.    Management Services

All management-related service contracts entered into by Registrant are discussed in Parts A and B of this Registration Statement.

Item 35.    Undertakings

The Registrant hereby undertakes to furnish each person to whom a Prospectus for one or more of the series of the Registrant is delivered with a copy of the relevant latest annual report to shareholders, upon request and without charge.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Post-Effective Amendment to its Registration Statement on Form N-1A (this “Amendment”) under rule 485(b) under the Securities Act and has duly caused this Amendment to be signed below on its behalf by the undersigned, duly authorized, in the City of Milwaukee and State of Wisconsin, on December 23, 2024.

MANAGER DIRECTED PORTFOLIOS

By: /s/ Scott M. Ostrowski
Scott M. Ostrowski
President

Pursuant to the requirements of the Securities Act of 1933, this Amendment has been signed below by the following persons in the capacities indicated on December 23, 2024.

Signature	Title
James R. Schoenike* James R. Schoenike	Trustee
Gaylord B. Lyman* Gaylord B. Lyman	Trustee
Scott Craven Jones* Scott Craven Jones	Trustee
Lawrence T. Greenberg* Lawrence T. Greenberg	Trustee
/s/ Scott M. Ostrowski Scott M. Ostrowski	President (Principal Executive Officer)
/s/ Ryan S. Frank Ryan S. Frank	Treasurer (Principal Financial Officer)
* By: /s/ Scott M. Ostrowski
   Scott M. Ostrowski
   * Attorney-in-Fact pursuant to Power of Attorney previously filed with Registrant’s Registration Statement on Form N-14 with the SEC on September 6, 2023 and is incorporated by reference.

EXHIBIT INDEX

Exhibit	Exhibit No.
Consent of Independent Registered Public Accounting Firm	EX-99.j